Pursuant  to  Rule  425  under  the
                                             Securities  Act of 1933 and  deemed
                                             filed pursuant to Rule 14a-12 under
                                             the  Securities   Exchange  Act  of
                                             1934.













                           [NBT BANCORP LOGO OMITTED]

                          FINANCIAL HIGHLIGHTS - 1999

                                              NBT       Lake Ariel     Combined
Net Income                                 $18,370        $3,805        $22,175
One Time Expenses                             $494          $276           $769
Earnings Per Share (Diluted)                 $1.40         $0.77          $1.23
ROA                                           1.38%         0.74%          1.20%
ROE                                          14.27%        10.60%         13.47%
Efficiency Ratio                             53.86%        64.34%         56.06%
Expense Ratio                                 2.14%         1.62%          2.00%

                          FINANCIAL HIGHLIGHTS - 1999


o Reached Approximately $2 Billion in Assets

o Loan Growth of $171 Million (16%)

o Income Before Taxes Improved 21%

o Net Interest Income Increased by $4.9 Million

o Efficiency Ratio Improved to 56.06% in 1999 from 59.63% in 1998.

                           SIGNIFICANT EVENTS - 1999


        o  August 16                         Signed   Definitive   Agreement  to
                                             merge with Lake Ariel Bancorp, Inc.

        o  December 8                        Signed   Definitive   Agreement  to
                                             merge with Pioneer American Holding
                                             Company Corp.

                           SIGNIFICANT EVENTS - 1999

                   [PHOTO OF SECOND ONEONTA LOCATION OMITTED]

                        Opened Second Oneonta Location.

                           SIGNIFICANT EVENTS - 1999

               [PHOTO OF RECONSTRUCTED NEW BERLIN OFFICE OMITTED]

                        Reconstructed New Berlin Office.

                           SIGNIFICANT EVENTS - 1999

                 [PHOTO OF RELOCATED VAIL MILLS OFFICE OMITTED]

                          Relocated Vail Mills Office.

                           SIGNIFICANT EVENTS - 1999

               [PHOTO OF AFTON OFFICE DRIVE-UP EXPANSION OMITTED]

                        Afton Office Drive-up Expansion.

                           SIGNIFICANT EVENTS - 1999

                         [PHOTO OF 24-HOUR ATM OMITTED]

                             Expanded ATM Network.

                           SIGNIFICANT EVENTS - 1999

                      [NBT FINANCIAL SERVICES LOGO OMITTED]

                       Formed Financial Services Company.

                   FINANCIAL HIGHLIGHTS - FIRST QUARTER 2000


Net Income                                                           $4,241,000
One Time Expenses                                                    $1,070,000
Earnings Per Share (Diluted)                                              $0.23
ROA                                                                        0.86%
ROE                                                                       10.59%
Efficiency Ratio                                                          57.24%
Expense Ratio                                                              2.04%

                           SIGNIFICANT EVENTS - 2000

o  Completed Merger of Lake Ariel into NBT

o  Announced Acquisition of M. Griffith, Inc.

o  LA Bank Announced Acquisition of 2 Mellon Branches

o  NBT Bank Installed ATMs in 8 Country Store Locations

o  Announced NBT/BSB Merger Agreement.

                              NBT/PIONEER AMERICAN
                              TRANSACTION SUMMARY


o   Transaction Type:                        Merger

o   Type of Consideration:                   Common Stock

o   Fixed Exchange Ratio:                    1.805 shares of NBT for each
                                              share of Pioneer American

o   Accounting Treatment:                    Pooling/Tax Free Exchange

o   Corporate Structure:                     Two Bank HC/One Pa.
                                              Subsidiary

o   Anticipated Closing:                     July 1, 2000

o   Transaction Value at Announcement:       $84.5 Million

o   Due Diligence:                           Complete

                          PENNSYLVANIA BANK LOCATIONS


                  [MAP OF PENNSYLVANIA BANK LOCATIONS OMITTED]

                                    NBT/BSB
                              TRANSACTION SUMMARY
                     (Assuming Successful Pioneer Closing)

o   Transaction Type:                            Merger of Equals

o   Type of Consideration:                       Common Stock

o   Fixed Exchange Ratio:                        2 Shares of NBT for each
                                                  share of BSB

o   Accounting Treatment:                        Pooling/Tax Free Exchange

o   Corporate Structure:                         Two Bank HC/One NY
                                                  Subsidiary

o   Anticipated Closing:                         Early Fourth Quarter 2000

o   Transaction Value at Announcement:           $251 Million

o   Due Diligence:                               Complete

                                    NBT/BSB
                             TRANSACTION HIGHLIGHTS
                     (Assuming Successful Pioneer Closing)

o   Principle Office:                  Binghamton

o   Company/NY Bank Name:              To Be Determined

o   Board of Directors:                7 from BSB, 6 from
                                        NBT and 2 from NBT's
                                        Pa. Subsidiary

o   Anticipated Expense Reduction:     $7.4 Million Annually

o   Estimated Merger Charge:           $12-18 Million.

                                    NBT/BSB
                             TRANSACTION HIGHLIGHTS
                     (Assuming Successful Pioneer Closing)


o Accretive to Earnings in First Full Year (Through Improved Efficiencies and Cost Saves)

o    Shared Community Banking Philosophy

o    Leverages Strong Competitive Positions in Adjacent Markets

o    Links NY and Pa. Franchises

                             NEW YORK BANK LOCATIONS


                    [MAP OF NEW YORK BANK LOCATIONS OMITTED]

                  [GRAPH OF NBTB VS. NASDAQ BANK INDEX OMITTED]


                       NBTB           NASDAQ Bank Index
1/2/1998               100%                  100%
1/9/1998                88%                   92%
1/16/1998               97%                   95%
1/23/1998               94%                   94%
1/30/1998               96%                   96%
2/6/1998                95%                   99%
2/13/1998               97%                  100%
2/20/1998               94%                  100%
2/27/1998               96%                  102%
3/6/1998                97%                  103%
3/13/1998               97%                  104%
3/20/1998               99%                  107%
3/27/1998              100%                  108%
4/3/1998               102%                  108%
4/10/1998              104%                  107%
4/17/1998              117%                  109%
4/24/1998              124%                  110%
5/1/1998               124%                  109%
5/8/1998               118%                  107%
5/15/1998              115%                  108%
5/22/1998              115%                  108%
5/29/1998              120%                  105%
6/5/1998               118%                  105%
6/12/1998              118%                  101%
6/19/1998              116%                  100%
6/26/1998              116%                  101%
7/3/1998               125%                  103%
7/10/1998              116%                  104%
7/17/1998              116%                  103%
7/24/1998              117%                  102%
7/31/1998              113%                   97%
8/7/1998               112%                   94%
8/14/1998              115%                   91%
8/21/1998              122%                   89%
8/28/1998              115%                   81%
9/4/1998               114%                   79%
9/11/1998              103%                   81%
9/18/1998              110%                   84%
9/25/1998              110%                   84%
10/2/1998              112%                   81%
10/9/1998              108%                   75%

10/16/1998             107%                   83%
10/23/1998             108%                   83%
10/30/1998             110%                   86%
11/6/1998              122%                   90%
11/13/1998             121%                   87%
11/20/1998             121%                   89%
11/27/1998             127%                   91%
12/4/1998              129%                   87%
12/11/1998             127%                   85%
12/18/1998             123%                   86%
12/25/1998             126%                   86%
1/1/1999               119%                   88%
1/8/1999               122%                   89%
1/15/1999              113%                   87%
1/22/1999              108%                   85%
1/29/1999              115%                   86%
2/5/1999               112%                   84%
2/12/1999              112%                   84%
2/19/1999              115%                   85%
2/26/1999              114%                   85%
3/5/1999               113%                   87%
3/12/1999              113%                   88%
3/19/1999              113%                   87%
3/26/1999              113%                   85%
4/2/1999               104%                   84%
4/9/1999               109%                   85%
4/16/1999              112%                   88%
4/23/1999              108%                   89%
4/30/1999              109%                   90%
5/7/1999               111%                   90%
5/14/1999              108%                   89%
5/21/1999              108%                   89%
5/28/1999              107%                   89%
6/4/1999               109%                   88%
6/11/1999              108%                   87%
6/18/1999              107%                   88%
6/25/1999              104%                   88%
7/2/1999               106%                   90%
7/9/1999               102%                   90%
7/16/1999              102%                   90%
7/23/1999              104%                   89%
7/30/1999              105%                   87%

8/6/1999               102%                   85%
8/13/1999              103%                   86%
8/20/1999               98%                   86%
8/27/1999               96%                   85%
9/3/1999                95%                   84%
9/10/1999               98%                   83%
9/17/1999               97%                   81%
9/24/1999               92%                   80%
10/1/1999               89%                   81%
10/8/1999               93%                   84%
10/15/1999              94%                   80%
10/22/1999              92%                   83%
10/29/1999              95%                   87%
11/5/1999               95%                   88%
11/12/1999              93%                   88%
11/19/1999              94%                   88%
11/26/1999              93%                   85%
12/3/1999               90%                   86%
12/10/1999              83%                   81%
12/17/1999              82%                   79%
12/24/1999              88%                   81%
12/31/1999              83%                   81%
1/7/2000                84%                   77%
1/14/2000               79%                   77%
1/21/2000               78%                   74%
1/28/2000               74%                   74%
2/4/2000                74%                   75%
2/11/2000               74%                   73%
2/18/2000               71%                   71%
2/25/2000               65%                   69%
3/3/2000                75%                   68%
3/10/2000               74%                   65%
3/17/2000               82%                   72%
3/24/2000               76%                   73%
3/31/2000               78%                   74%
4/7/2000                74%                   73%
4/14/2000               61%                   70%
4/21/2000               55%                   72%
4/28/2000               56%                   72%
5/5/2000                57%                   71%
5/12/2000               55%                   73%

                           [NBT BANCORP LOGO OMITTED]

     This presentation may be deemed to be solicitation material in respect of the proposed acquisition of Pioneer American Holding Company Corp. ("Pioneer American") by NBT Bancorp Inc. ("NBT") through the merger of a wholly-owned subsidiary of NBT with Pioneer American, pursuant to an Agreement and Plan of Merger, dated as of December 7, 1999 and amended as of March 7, 2000, by and among NBT, a wholly-owned subsidiary of NBT, and Pioneer American (the "Agreement"). Filing of this presentation is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").

     NBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Daryl R. Forsythe, Michael J. Chewens, Martin A. Dietrich, Joe C. Minor, John D. Roberts, Everett A. Gilmour, J. Peter Chaplin, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., Dan B. Marshman, John G. Martines, John C. Mitchell, William L. Owens and Paul O. Stillman. As of March 31, 2000, these directors and executive officers beneficially owned in the aggregate 1,417,878 shares, or approximately 7.83%, of NBT's outstanding common stock. Additional information about the directors and executive officers of NBT is included in NBT's proxy statement for its 2000 Annual Meeting of shareholders dated April 3, 2000.

     In connection with the proposed merger, NBT has filed a registration statement on SEC Form S-4 with the SEC, File No. 333-30988, which the SEC declared effective on April 3, 2000. NBT and Pioneer American have prepared and mailed to their respective stockholders a joint proxy statement/prospectus, dated April 3, 2000 (the "Proxy Statement/Prospectus"). Additionally, NBT has filed with the SEC a post-effective amendment to the aforementioned S-4 registration statement, which includes a supplement (the "Supplement") to the Proxy Statement/Prospectus. The SEC declared the post-effective amendment effective on May 12, 2000. NBT and Pioneer American mailed Supplements to their respective stockholders on or about May 12, 2000. Stockholders of NBT are encouraged to read the registration statement, the post-effective amendment, the Proxy Statement/Prospectus and the Supplement because these documents contain important information about the merger. Each of these documents is available for free, both on the SEC's web site (www.sec.gov) and by contacting NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815, Attention: John D. Roberts, telephone (607) 337-6541.